SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: July 24, 2003

List of materials

Documents attached hereto:

i)	A press release regarding Sony Corporation’s consolidated financial results for the first quarter ended June 30, 2003

ii)	A press release regarding Sony Communication Network Corporation’s consolidated financial results for the first quarter ended June 30, 2003

SONY

News & Information	6-7-35 Kitashinagawa Shinagawa-ku Tokyo 141-0001 Japan

Consolidated Financial Results for the First Quarter ended June 30, 2003

No: 03-031E

3:00 P.M. JST, July 24, 2003

Significant Improvement Was Made Over the Fourth Quarter

Despite Decreased Sales and Profit Year on Year

Tokyo, July 24, 2003 — Sony Corporation announced today its consolidated results for the first quarter ended June 30, 2003 (April 1, 2003 to June 30, 2003).

Highlights

•	Consolidated sales were ¥1,603.8 billion ($13.4 billion), a decrease of 6.9% compared with the same quarter of the previous year. Operating income decreased ¥35.2 billion to ¥16.7 billion ($139 million). Net income was ¥1.1 billion ($9 million), a decrease of ¥56.1 billion. In the fourth quarter ended March 31, 2003, operating loss was ¥116.5 billion, and net loss was ¥111.1 billion.

•	Sales in the Electronics segment decreased 9.8% primarily due to a decrease in sales of the Televisions category resulting from a contraction of the market for CRT televisions. Increased competition put downward pressure on prices in all categories, especially the Televisions and Video categories, resulting in a ¥36.3 billion decrease in operating income to ¥12.8 billion ($107 million).

•	In the Game segment, a decrease in both hardware and software sales brought about an 18.2% decrease in overall sales. Reflecting a proactive increase in research and development expenses for semiconductors in anticipation of future businesses, operating income decreased ¥0.8 billion to ¥1.8 billion ($15 million).

•	Due to a decline in sales at the U.S.-based subsidiary resulting from continued market contraction, sales in the Music segment decreased 8.8%. However, operating loss decreased ¥4.0 billion due to an increase in sales at the Japan-based subsidiary and the benefit of restructuring at the U.S.-based subsidiary.

•	Sales decreased 13.0% in the Pictures segment due to a decrease in theatrical revenues compared with the same quarter of the previous year in which the record-breaking film, Spider-Man, was released and contributed significantly to sales. Operating performance declined ¥11.7 billion from the operating income recorded in the same quarter of the previous year, resulting in an operating loss of ¥2.4 billion ($20 million).

•	Financial Services segment revenue increased 16.3% and operating income increased ¥3.2 billion to ¥14.0 billion ($117 million) due to improvements in valuation gains and losses from investments and increased insurance revenue at Sony Life Insurance Co., Ltd.

•	A one-time gain of ¥7.7 billion ($64 million) was recorded on the sale of rights related to a portion of the Sony Credit Card portfolio in the U.S. Consequently, operating performance in the Other segment improved ¥10.0 billion to a ¥4.0 billion ($33 million) operating income, from an operating loss in the same quarter of the previous year.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First quarter ended June 30
	2002	2003	Change	2003*
Sales and operating revenue	¥1,721.8	¥1,603.8	-6.9%	$13,365
Operating income	51.9	16.7	-67.9	139
Income before income taxes	116.6	35.8	-69.3	298
Net income	57.2	1.1	-98.0	9
Net income per share of common stock
— Basic	¥62.23	¥1.24	-98.0%	$0.01
— Diluted	57.90	1.24	-97.9	0.01

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120=U.S.$1, the approximate Tokyo foreign exchange market rate as of June 30, 2003.

Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation

During the first quarter ended June 30, 2003, Sony began preparations to implement our restructuring plan and growth strategy while, at the same time, improving the competitiveness of our products, primarily in the Electronics segment. Although consolidated financial results during the quarter were weaker than those achieved in the same quarter of the previous year, they improved significantly compared to the fourth quarter ended March 31, 2003, in which a loss was recorded.

In the third quarter of this fiscal year, we will begin implementation, in earnest, of the restructuring plan we outlined at our Corporate Strategy Meeting this May. At the same time, to further enhance management’s control of operations, we have constructed a system in the Electronics segment whereby sales are reported on a daily basis and inventory is reported on a weekly basis. In addition, we are planning to introduce, in the second half of the fiscal year, a variety of exciting electronics products built using proprietary technology and components.

Through these measures, Sony is working to improve profitability in advance of 2006, the 60th anniversary of our founding.

Consolidated Results for the First Quarter ended June 30, 2003

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,603.8 billion ($13.4 billion), a decrease of 6.9% compared with the same quarter of the previous year (5% decrease on a local currency basis – for all references herein to results on a local currency basis, see Note I on page 10).

•	Sales to outside customers in the Electronics segment declined ¥79.4 billion, or 7.0%, in the Game segment ¥29.2 billion, or 19.5%, in the Pictures segment ¥22.5 billion, or 13.0%, and in the Music segment ¥9.9 billion, or 8.9%.

•	Sales to outside customers in the Financial Services segment increased ¥21.1 billion, or 17.3%.

Operating income was ¥16.7 billion ($139 million), a decrease of ¥35.2 billion, or 67.9%, compared with the same quarter of the previous year (89% decrease on a local currency basis).

Principal business segments having a negative effect on the change in operating income:

→	The Electronics segment, in which operating income decreased ¥36.3 billion.

→	The Pictures segment, in which operating performance declined ¥11.7 billion. An operating loss was recorded in the current quarter compared with operating income in the same quarter of the previous year.

•	Business segments having a positive effect on the change in operating income:

→	The Music segment, in which operating loss decreased ¥4.0 billion.

→	The Financial Services segment, in which operating income increased ¥3.2 billion.

→	The Other segment, in which operating performance increased ¥10.0 billion. Operating income was recorded in the current quarter compared with an operating loss in the same quarter of the previous year.

•	Selling, general and administrative expenses decreased ¥13.1 billion mainly due to a decrease in severance-related expenses, caused by the recording of severance-related expenses at Aiwa Co. Ltd. (“Aiwa”) in the same quarter of the previous year, and a decrease in after-service expenses in the current quarter (see Note IV on page 10 regarding Aiwa).

•	Restructuring charges for the current quarter amounted to ¥6.5 billion ($54 million) compared to ¥16.6 billion in the same quarter of the previous year.

→	On a business segment basis, the most significant charges were recorded in the Electronics segment, ¥4.6 billion ($38 million) compared to ¥12.0 billion in the same quarter of the previous year, and in the Music segment, ¥1.3 billion ($10.8 million) compared to¥2.9 billion in the same quarter of the previous year.

Income before income taxes was ¥35.8 billion ($298 million), a decrease of ¥80.9 billion, or 69.3%, compared with the same quarter of the previous year.

•	In addition to the decrease in operating income, other income decreased ¥55.4 billion.

→	The primary factor contributing to the decrease in other income was the recording of a ¥66.5 billion gain in the same quarter of the previous year on the sale of Sony’s equity interest in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S.-based Spanish language television network and station group, which had been an equity affiliate of Sony.

~	Sony deferred ¥6.0 billion ($50 million) of the gain on this transactiondue to an agreement to reimburse the purchaser against certain losses and claims as stipulated in the agreement. In the current quarter, this deferred gain was recorded becausetheagreement expired without any claims being made.

→	The net foreign exchange loss in the current quarter was ¥0.9 billion ($7 million), compared to a net gain of ¥5.7 billion in the same quarter of the previous year.

•	On the other hand, a ¥9.7 billion decrease in other expenses, principally caused by a ¥11.0 billion decrease in loss on the devaluation of securities investments, partially offset the decrease in income before income taxes.

Net income was ¥1.1 billion ($9 million), a decrease of ¥56.1 billion, or 98.0%, compared with the same quarter of the previous year.

•	In addition to the decrease in income before income taxes, the following factors negatively affected net income:

→	Minority interest in the loss of consolidated subsidiaries decreased ¥2.1 billion.

~	In the same quarter of the previous year, a ¥2.4 billion minority interest in the loss of Aiwa was recorded.

→	Equity in net losses of affiliated companies increased ¥1.3 billion.

~	Losses increased at Sony Ericsson Mobile Communications (“SEMC”), a mobile handset joint venture in which Sony has a 50% equity holding (see below).

•	Income tax decreased by ¥28.2 billion due to the decrease in income before income taxes. However, the effective tax rate increased to 71% from 46% in the same quarter of the previous year.

→	Reason for the increase in the effective tax rate:

~	Sony recorded additional valuation allowances related to certain foreign tax credits and other deferred tax assets.

SEMC performance for the quarter ended June 30, 2003

Sales of mobile handsets:	6.7 million units (an increase of 1.7 million units)
Net sales:	1,125 million euro (an increase of 18.4%)
Loss before tax:	102 million euro (a deterioration of 4 million euro)
Net loss:	88 million euro (a deterioration of 5 million euro)
→ In the current quarter, SEMC recorded 58 million euro of restructuring charges resulting from the withdrawal from the U.S. CDMA market and the closure of a GSM research facility in Munich, Germany.
Sony’s equity in net loss:	¥5.8 billion ($48 million)

Operating Performance Highlights by Business Segment

Electronics

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2002	2003	Change	2003
Sales and operating revenue	¥1,218.9	¥1,099.8	-9.8%	$9,165
Operating income	49.1	12.8	-73.9	107

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥1,099.8 billion ($9,165 million), a decrease of 9.8% compared with the same quarter of the previous year (9% decrease on a local currency basis).

•	In particular, sales of the “Televisions” and “Information and Communications” categories declined[1]. Sales of “Televisions” declined because sales of CRT televisions decreased due to both the absence of the positive effect on demand of the 2002 soccer World Cup and the shift in demand towards flat panel TVs. In “Information and Communications”, sales of VAIO PCs decreased because unit sales declined due to a strategic reduction in the product lineup.

•	Sales trends by product category (sales to outside customers):

→	Product categories with decreased sales: “Televisions” (¥34.1 billion or -15.5%), “Information and Communications” (¥33.4 billion or -15.1%), “Audio” (¥19.3 billion or -11.9%), and “Other” (¥12.6 billion or -9.7%).

→	Product categories with increased sales: “Components” (¥9.3 billion or +7.3%), “Video” (¥6.0 billion or +2.7%), and “Semiconductors” (¥4.7 billion or +9.7%).

[1]Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its product category configuration in the Electronics segment. In accordance with this change, results for the same quarter of the previous year have been reclassified to conform to the presentations for the current quarter—see page F-2.

•	Sales trends by product:

→	Products with the largest decreases in sales: CRT televisions, VAIO PCs, portable audio and home audio.

→	Products with the largest increases in sales: digital still cameras (“Cybershot”), cellular phones (sold to SEMC and others) and CCDs.

•	Sales trends by geographic area:

→	Sales decreased in the U.S., other areas and Japan. Sales increased in Europe. On a local currency basis, sales fell in all four geographic areas.

Operating income was ¥12.8 billion ($107 million), a decrease of ¥36.3 billion, or 73.9%, compared with the same quarter of the previous year (87% decrease on a local currency basis).

•	The following factors contributed to the decrease in profitability:

→	In addition to the overall sales decrease, price declines contributed to a deterioration in the cost to sales ratio primarily in CRT televisions, digital still cameras and optical pickups.

•	The following factors partially offset the decline in profitability:

→	Selling, general and administrative expenses decreased due to the absence of charges incurred to restructure Aiwa in the same quarter of the previous year.

→	The positive impact of the depreciation of the yen against the euro exceeded the negative impact of the appreciation of the yen against the U.S. dollar.

•	Product categories information:

→	Categories recording declines in operating income:

~	“Televisions”, in which mainly sales of CRT televisions declined, recorded an operating loss compared to the operating income recorded in the same quarter of the previous year.

~	The profitability of “Video” declined mainly due to the decrease in profitability of digital still cameras and home-use video cameras, which resulted from price declines and increased patent-related expenses.

~	The profitability of “Audio” declined due to market shrinkage and price deterioration.

~	In the current quarter “Semiconductors” recorded an operating loss compared to operating income recorded in the same quarter of the previous year because production capacity was increased resulting in increased depreciation expenses.
~	“Information and Communications” recorded an operating loss in the current quarter compared to an operating income in the same quarter of the previous year because the profitability of personal digital assistants (“CLIE”) deteriorated due to unit price declines in the U.S., its major market.

~	Although the operating performance of DVD drives and batteries was robust, profitability of “Components” declined due to price deterioration as a result of intensified competition resulting in decreased profitability of optical pickups.

→	Categories recording improvements in operating income:

~	Losses decreased in “Other”, in which Aiwa recorded restructuring charges in the same quarter of the previous year.

Inventory on June 30, 2003 was ¥526.1 billion ($4,384 million), a ¥50.1 billion, or 8.7%, decrease compared with the level on June 30, 2002, and a ¥93.7 billion, or 21.7%, increase compared with the level on March 31, 2003.

Game

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2002	2003	Change	2003
Sales and operating revenue	¥153.2	¥125.2	-18.2%	$1,044
Operating income	2.6	1.8	-31.6	15

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥125.2 billion ($1,044 million), a decrease of 18.2 % compared with the same quarter of the previous year (19% decrease on a local currency basis).

•	Both hardware and software sales decreased compared with the same quarter of the previous year.

→	With respect to hardware, sales revenue in the U.S. declined as a result of a decrease in unit sales of PlayStation 2 hardware, which occurred because unit sales increased during the same quarter of the previous year following a reduction in unit price. In Europe, price reductions of PlayStation 2 hardware led to a decrease in hardware sales revenue. On the other hand, sales revenue in Japan increased due to an increase in hardware unit sales resulting from the release of a new model of PlayStation 2.

→	With respect to software, sales revenue in Japan and the U.S. decreased due to a decrease in unit sales of software, although sales revenue in Europe increased due to the positive impact of the depreciation of the yen against the euro and an increase in unit sales of software developed by third parties.

~	Unit sales of software for PlayStation decreased while those for PlayStation 2 increased.

•	Worldwide hardware production shipments[2]:

→	PS 2: 2.65 million units (a decrease of 1.94 million units)

→	PS one: 0.83 million units (an increase of 0.16 million units)

•	Worldwide software production shipments[2]:

→	PS 2: 31.00 million units (an increase of 400 million units)

→	PlayStation: 8.00 million units (a decrease of 5.00 million units)

[2]Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Operating income was ¥1.8 billion ($15 million), a decrease of ¥0.8 billion, or 31.6%, compared with the same quarter of the previous year.

•	Operating income decreased due to an increase in research and development expenses for semiconductors in anticipation of future businesses. Partially offsetting these increased expenses were continued reductions in hardware manufacturing costs and the contribution to profit of an increase in unit sales of PlayStation 2 software, in addition to the positive impact of the deterioration of the yen against the euro.

Inventory on June 30, 2003 was ¥145.0 billion ($1,208 million), a ¥4.7 billion, or 3.1%, decrease compared with the level on June 30, 2002 and a ¥1.6 billion, or 1.1%, increase compared with the level on March 31, 2003.

Music

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2002	2003	Change	2003
Sales and operating revenue	¥128.3	¥117.0	-8.8%	$975
Operating loss	(10.0)	(6.0)	—	(50)

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S.- based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan-based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥117.0 billion ($975 million), a decrease of 8.8% compared with the same quarter of the previous year (4% decrease on a local currency basis). Of the Music segment’s sales, 73% were generated by SMEI and 27% were generated by SMEJ.

•	SMEI’s sales (on a U.S. dollar basis) decreased 8%.

→	Album sales decreased in many regions worldwide due to the continued contraction of the global music industry brought on by piracy, unauthorized file sharing and CD burning as well as increased competition from other entertainment sectors.

→	Disc manufacturing revenues decreased primarily due to a decline in the unit price of DVDs.

→	Best selling albums included Beyonce’s Dangerously in Love, Evanescence’s Fallen and Ricky Martin’s Almas del Silencio.

•	SMEJ’s sales increased 11%.

→	Despite further contraction of the music industry in Japan, the contribution of several hit releases led to an increase in music sales at SMEJ.

→	The title that contributed the most to sales was Chemistry’s Between the Lines.

In terms of profitability, an operating loss of ¥6.0 billion ($50 million) was recorded compared with an operating loss of ¥10.0 billion in the same quarter of the previous year, an improvement of ¥4.0 billion year on year.

•	SMEI recorded an operating loss, primarily due to the album sales decline, but the amount of operating loss decreased on a U.S. dollar basis.

→	Benefits were realized from aggressive restructuring implemented during the previous year.

~	Restructuring during the previous year included consolidation of various support functions as well as rationalization of manufacturing and distribution functions and facilities.

→	Advertising and promotion expenses were reduced compared with the same quarter of the previous year.

→	Restructuring expenses decreased compared with the same quarter of the previous year.

→	Partially offsetting the reduction in operating loss was a decrease in income from SMEI’s disc manufacturing operations due to the price decrease discussed above.

•	SMEJ recorded operating income compared to an operating loss in the same quarter of the previous year.

→	Sales increased and selling, general and administrative expenses, particularly personnel-related expenses and advertising and promotion expenses, were reduced.

Pictures

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2002	2003	Change	2003
Sales and operating revenue	¥173.6	¥151.1	-13.0%	$1,259
Operating income (loss)	9.3	(2.4)	—	(20)

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales were ¥151.1 billion ($1,259 million), a decrease of 13.0% compared with the same quarter of the previous year (7% decrease on a U.S. dollar basis).

•	The reasons for the decrease in sales (on a U.S. dollar basis) were:

→	A decrease in theatrical revenues as compared with the same quarter of the previous year in which the record-breaking film, Spider-Man, was released and contributed significantly to sales.

~	Notable theatrical releases during the current quarter included Anger Management and Daddy Day Care.

→	A decrease in home entertainment revenues.

~	Lower sales of SPE titles were recorded compared to the same quarter of the previous year.

~	Rights to distribute certain third party DVD titles outside of the U.S. gradually expired.

•	Partially offsetting the decrease in sales was:

→	An increase in television revenues primarily due to the extension of an agreement to provide Seinfeld, an SPE-distributed television program, to a U.S. cable network.

In terms of profitability, an operating loss of ¥2.4 billion ($20 million) was recorded compared with operating income of ¥9.3 billion in the same quarter of the previous year, a decrease of ¥11.7 billion year on year.

•	Reasons for the decline in profit performance (on a U.S. dollar basis) were:

→	The decrease in sales discussed above.

→	The disappointing theatrical performance of Hollywood Homicide released in the current quarter.

→	An increase in advertising and promotion expenses, which included expenses for the June 27, 2003 U.S. theatrical release of Charlie’s Angels: Full Throttle.

•	Partially offsetting the decline in profit performance were:

→	The increase in television revenues discussed above.

→	A provision in the same quarter of the previous year with respect to previously recorded income from KirchMedia. No similar provision was recorded this year.

~	KirchMedia is an insolvent licensee in Germany of SPE’s film and television product.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2002	2003	Change	2003
Financial Services revenue	¥128.7	¥149.6	+16.3%	$1,247
Operating income	10.8	14.0	+29.7	117

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Services revenue was ¥149.6 billion ($1,247 million), an increase of 16.3% compared with the same quarter of the previous year.

•	Revenue increased primarily due to an increase in revenue at Sony Life Insurance Co., Ltd. (“Sony Life”). At Sony Life, revenue increased by ¥18.3 billion, or 16.3%, to ¥130.4 billion ($1,087 million)[3].

→	Valuation gains and losses from investment in the separate account and the general account improved.

~	Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

→	Insurance revenue increased due to an increase in insurance-in-force.

Operating income increased by ¥3.2 billion, or 29.7%, to ¥14.0 billion ($117 million) compared with the same quarter of the previous year.

•	Operating income increased primarily due to a ¥2.5 billion, or 21.0%, increase in the operating income of Sony Life to ¥14.3 billion ($119 million)[3]. Operating income at Sony Life increased due to the improvement in valuation gains and losses from investments in the general account and the increase in insurance revenue.

3 The Financial Services revenue and operating income at Sony Life are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Other

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2002	2003	Change	2003
Sales and operating revenue	¥67.5	¥75.7	+12.1%	$631
Operating income (loss)	(6.0)	4.0	—	33

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales were ¥75.7 billion ($631 million), a 12.1% increase compared with the same quarter of the previous year. Of sales in the Other segment, 54% were sales to outside customers.

•	A business which provides information system services to other businesses within Sony Group recorded increased sales.

In terms of profitability, operating income of ¥4.0 billion ($33 million) was recorded compared with an operating loss of ¥6.0 billion in the same quarter of the previous year, an improvement of ¥10.0 billion.

•	A Network Application and Contents Service Sector (“NACS”) -related business operated by a U.S. subsidiary recorded a one-time gain of ¥7.7 billion ($64 million) on the sale of rights related to a portion of the Sony Credit Card portfolio.

•	In the same quarter of the previous year, an impairment loss for certain long-lived assets was recorded at a location-based entertainment business (consisting of retail operations and attraction-based entertainment) in the U.S., and severance-related expenses were recorded at an advertising agency business subsidiary in Japan.

Cash Flow

The following charts show Sony’s unaudited condensed statements of cash flow on a consolidated basis, on a consolidated basis for all segments excluding the Financial Services segment, and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Cash Flow – Consolidated

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
Cash flow	2002	2003	Change	2003
– From operating activities	¥22.1	¥(72.2)	¥-94.3	$(601)
– From investing activities	(83.3)	(129.5)	-46.2	(1,079)
– From financing activities	(39.1)	152.5	+191.5	1,271
Cash and cash equivalents as of June 30	561.0	663.7	+102.7	5,531

Refer to Cash Flow – Consolidated (excluding Financial Services segment) and Cash Flow – Financial Services below for an analysis of cash flows.

Cash Flow – Consolidated (excluding Financial Services segment)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
Cash flow	2002	2003	Change	2003
– From operating activities	¥(39.0)	¥(138.4)	¥-99.3	$(1,153)
– From investing activities	51.3	(55.7)	-107.0	(464)
– From financing activities	(70.5)	113.7	+184.2	947
Cash and cash equivalents as of June 30	275.7	357.9	+82.2	2,982

During the quarter ended June 30, 2003, consolidated operating activities (excluding Financial Services segment) used ¥138.4 billion ($1,153 million), net, an increase of ¥99.3 billion year on year.

•	In the current quarter, although notes and accounts payable, trade increased in the Electronics segment, operating activities used more cash than they generated because of an increase in inventory in the Electronics segment. Both notes and accounts payable, trade and inventory are influenced by seasonal factors.

•	The net use of cash increased year on year because operating income in the Electronics and Pictures segments decreased, and there was an increase in notes and accounts receivable, trade, compared to a decrease in the same quarter of the previous year. While inventory also increased, it rose by a smaller amount than in the prior year thereby resulting in a smaller use of cash year on year.

Consolidated investing activities (excluding Financial Services segment) used ¥55.7 billion ($464 million), net. In the same quarter of the previous year investing activities generated ¥51.3 billion, net.

•	In the current quarter, ¥67.8 billion ($565 million) was used to purchase fixed assets, primarily for semiconductors in the Electronics segment.

•	Investing activities in the same quarter of the previous year generated cash due to the ¥88.4 billion of cash proceeds received on the sale of Telemundo.

Consolidated financing activities (excluding Financial Services segment) generated ¥113.7 billion ($947 million), net. In the previous year financing activities used ¥70.5 billion, net.

•	In the current quarter, short-term borrowings increased mainly due to the issuance of commercial paper for the purpose of raising working capital.

Cash Flow – Financial Services segment

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
Cash flow	2002	2003	Change		2003
– From operating activities	¥61.3	¥66.1	¥	+4.8	$551
– From investing activities	(125.2)	(76.1)		+49.1	(634)
– From financing activities	22.0	41.3		+19.3	344
Cash and cash equivalents as of June 30	285.3	305.8		+20.5	2,549

During the quarter ended June 30, 2003, operating activities in the Financial Services segment generated ¥66.1 billion ($551 million), net, an increase of ¥4.8 billion year on year.

•	A ¥66.0 billion ($550 million) increase in future insurance policy benefits and other was recorded due to an increase in insurance-in-force.

Investing activities in the Financial Services segment used ¥76.1 billion ($634 million), net, a decrease of ¥49.1 billion year on year.

•	Payments for investments and advances, ¥254.9 billion ($2,124 million), exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances, ¥194.8 billion ($1,623 million), reflecting the expansion of the financial services businesses.

Financing activities in the Financial Services segment generated ¥41.3 billion ($344 million), net, an increase of ¥19.3 billion year on year.

•	Deposits from customers in the banking business increased by ¥35.6 billion ($296 million).

Notes

Note I: During the first quarter ended June 30, 2003, the average value of the yen was ¥117.5 against the U.S. dollar and ¥133.1 against the euro, which was 7.3% higher against the U.S. dollar and 13.6% lower against the euro, compared with the average rate for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue (“sales”) and operating income obtained by applying the yen’s average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. Also, in NACS, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with this realignment, results for the first quarter of the previous fiscal year have been reclassified to conform to the presentation of the first quarter of the current fiscal year.

Note IV: On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa became a wholly-owned subsidiary. On December 1, 2002, Sony absorbed Aiwa by merger.

Outlook for the Fiscal Year ending March 31, 2004

There is no change in our forecast for the fiscal year, stated below.

Change from previous year
Sales and operating revenue	¥7,400 billion	- 1%
Operating income	130 billion	- 30
Income before income taxes	130 billion	- 48
Net income	50 billion	- 57

Restructuring expenses of ¥140 billion are included in the above forecast.

Assumed exchange rates: approximately ¥115 to the U.S. dollar, approximately ¥125 to the euro.

We have increased our capital expenditure forecast by ¥40 billion to ¥350 billion primarily due to higher spending on replacement equipment and increases in semiconductor manufacturing capacity. Consequently, although depreciation and amortization is not expected to change, depreciation expenses for tangible assets are expected to increase by ¥10 billion to ¥280 billion.

Capital expenditures (additions to fixed assets)	¥350 billion		+34%
Depreciation and amortization[4]	390 billion		+11
(Depreciation expenses for tangible assets)	(280 billion	)	(Flat)

4Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics and Music segments, (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Yukio Ozawa	Yas Hasegawa/Kumiko Koyama	Chris Hohman/Shinji Tomita
+81-(0)3-5448-2180	+1-212-833-6722	+44-(0)20-7444-9713
Home Page: www.sony.net/IR/

Business Segment Information (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2002	2003	Change	2003
Electronics
Customers	¥1,126,720	¥1,047,332	-7.0%	$8,728
Intersegment	92,158	52,502		437

Total	1,218,878	1,099,834	-9.8	9,165
Game
Customers	149,535	120,332	-19.5	1,003
Intersegment	3,644	4,914		41

Total	153,179	125,246	-18.2	1,044
Music
Customers	111,171	101,289	-8.9	844
Intersegment	17,144	15,711		131

Total	128,315	117,000	-8.8	975
Pictures
Customers	173,629	151,131	-13.0	1,259
Intersegment	0	0		0

Total	173,629	151,131	-13.0	1,259
Financial Services
Customers	121,891	142,969	+17.3	1,191
Intersegment	6,819	6,678		56

Total	128,710	149,647	+16.3	1,247
Other
Customers	38,860	40,727	+4.8	340
Intersegment	28,668	34,950		291

Total	67,528	75,677	+12.1	631
Elimination	(148,433)	(114,755)	—	(956)

Consolidated total	¥1,721,806	¥1,603,780	-6.9%	$13,365

Electronics intersegment amounts primarily consist of transactions with the Game business. Music intersegment amounts primarily consist of transactions with the Game and Pictures business. Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2002	2003	Change	2003
Electronics	¥49,126	¥12,805	-73.9%	$107
Game	2,573	1,761	-31.6	15
Music	(9,950)	(5,990)	—	(50)
Pictures	9,266	(2,397)	—	(20)
Financial Services	10,828	14,047	+29.7	117
Other	(5,974)	3,992	—	33

Total	55,869	24,218	-56.7	202
Corporate and elimination	(3,999)	(7,546)	—	(63)

Consolidated operating income	¥51,870	¥16,672	-67.9%	$139

Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the Network Application and Contents Service Sector (“NACS”), expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.

Electronics Sales and Operating Revenue to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2002	2003	Change	2003
Audio	¥161,480	¥142,227	-11.9%	$1,185
Video	219,013	224,986	+2.7	1,875
Televisions	219,637	185,516	-15.5	1,546
Information and Communications	221,508	188,141	-15.1	1,568
Semiconductors	48,354	53,055	+9.7	442
Components	126,550	135,842	+7.3	1,132
Other	130,178	117,565	-9.7	980

Total	¥1,126,720	¥1,047,332	-7.0%	$8,728

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page F-1. The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2003, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified as follows:

Main Product	Previous Product Category		New Product Category
Set-top box	“Televisions”	→	“Video”
Computer display	“Information and Communications”	→	“Televisions”
LCD television	“Information and Communications”	→	“Televisions”
CRT	“Components”	→	“Televisions”

Geographic Segment Information (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2002	2003	Change	2003
Japan	¥503,134	¥511,269	+1.6%	$4,261
United States	558,214	459,729	-17.6	3,831
Europe	345,727	346,798	+0.3	2,890
Other Areas	314,731	285,984	-9.1	2,383

Total	¥1,721,806	¥1,603,780	-6.9%	$13,365

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2002	2003	Change		2003
Sales and operating revenue:				%
Net sales	¥1,589,158	¥1,449,222			$12,077
Financial service revenue	121,891	142,969			1,191
Other operating revenue	10,757	11,589			97

	1,721,806	1,603,780	-6.9		13,365
Costs and expenses:
Cost of sales	1,136,249	1,059,152			8,827
Selling, general and administrative	417,398	404,305			3,369
Financial service expenses	110,906	129,026			1,075
(Gain) loss on sale, disposal or impairment of assets, net	5,383	(5,375)			(45)

	1,669,936	1,587,108			13,226

Operating income	51,870	16,672	-67.9		139
Other income:
Interest and dividends	3,938	6,128			51
Royalty income	5,289	7,382			62
Foreign exchange gain, net	5,678	—			—
Gain on sale of securities investments, net	68,366	8,526			71
Other	6,987	12,851			107

	90,258	34,887			291
Other expenses:
Interest	6,830	6,155			52
Loss on devaluation of securities investments	11,524	500			4
Foreign exchange loss, net	—	872			7
Other	7,131	8,261			69

	25,485	15,788			132

Income before income taxes	116,643	35,771	-69.3		298
Income taxes	53,633	25,384			211

Income before minority interest and equity in net losses of affiliated companies	63,010	10,387			87
Minority interest in loss of consolidated subsidiaries	2,607	461			3
Equity in net losses of affiliated companies	8,436	9,727			81

Net income	¥57,181	¥1,121	-98.0		$9

Per share data:
Common stock
Net income
—Basic	¥62.23	¥1.24	-98.0		$0.01
—Diluted	57.90	1.24	-97.9		0.01
Subsidiary tracking stock
Net income (loss)
—Basic	7.30	(7.97)	—		(0.07)

Consolidated Balance Sheets (Unaudited)

	(Millions of yen, millions of U.S. dollars)
ASSETS	June 30 2002	March 31 2003	June 30 2003	June 30 2003
Current assets:
Cash and cash equivalents	¥560,977	¥713,058	¥663,700	$5,531
Time deposits	6,997	3,689	4,890	41
Marketable securities	169,060	241,520	230,028	1,917
Notes and accounts receivable, trade	1,269,328	1,117,889	1,145,962	9,550
Allowance for doubtful accounts and sales returns	(106,419)	(110,494)	(94,874)	(791)
Inventories	769,100	625,727	720,895	6,007
Deferred income taxes	135,657	143,999	131,244	1,094
Prepaid expenses and other current assets	472,253	418,826	542,814	4,523

	3,276,953	3,154,214	3,344,659	27,872
Film costs	292,944	287,778	306,072	2,551
Investments and advances:
Affiliated companies	92,682	111,510	92,100	767
Securities investments and other	1,646,357	1,882,613	1,976,955	16,475

	1,739,039	1,994,123	2,069,055	17,242
Property, plant and equipment:
Land	192,294	188,365	188,856	1,574
Buildings	866,642	872,228	878,242	7,318
Machinery and equipment	2,129,989	2,054,219	2,084,805	17,373
Construction in progress	55,034	60,383	67,062	559
Less–Accumulated depreciation	(1,895,679)	(1,896,845)	(1,914,037)	(15,950)

	1,348,280	1,278,350	1,304,928	10,874
Other assets:
Intangibles, net	241,145	258,624	256,118	2,134
Goodwill	296,446	290,127	296,124	2,468
Deferred insurance acquisition costs	314,775	327,869	331,738	2,765
Deferred income taxes	123,230	328,091	233,036	1,942
Other	425,143	451,369	471,245	3,927

	1,400,739	1,656,080	1,588,261	13,236

	¥8,057,955	¥8,370,545	¥8,612,975	$71,775

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥49,318	¥124,360	¥260,451	$2,171
Current portion of long-term debt	217,068	34,385	35,028	292
Notes and accounts payable, trade	813,935	697,385	771,521	6,429
Accounts payable, other and accrued expenses	770,370	864,188	803,178	6,693
Accrued income and other taxes	74,106	109,199	77,057	642
Deposits from customers in the banking business	144,861	248,721	284,669	2,372
Other	367,242	356,810	396,406	3,304

	2,436,900	2,435,048	2,628,310	21,903
Long-term liabilities:
Long-term debt	830,097	807,439	806,606	6,722
Accrued pension and severance costs	303,986	496,174	507,114	4,226
Deferred income taxes	171,109	159,079	72,375	603
Future insurance policy benefits and other	1,738,362	1,914,410	1,980,437	16,504
Other	242,692	255,478	269,913	2,249

	3,286,246	3,632,580	3,636,445	30,304
Minority interest in consolidated subsidiaries	22,437	22,022	19,082	159
Stockholders’ equity:
Capital stock	476,131	476,278	476,591	3,972
Additional paid-in capital	968,261	984,196	989,919	8,249
Retained earnings	1,266,441	1,301,740	1,302,848	10,857
Accumulated other comprehensive income	(390,835)	(471,978)	(430,851)	(3,591)
Treasury stock, at cost	(7,626)	(9,341)	(9,369)	(78)

	2,312,372	2,280,895	2,329,138	19,409

	¥8,057,955	¥8,370,545	¥8,612,975	$71,775

Consolidated Statements of Cash Flows (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2002	2003	2003
Cash flows from operating activities:
Net income	¥57,181	¥1,121	$9
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization, including amortization of deferred insurance acquisition costs	83,318	84,277	702
Amortization of film costs	62,740	52,867	441
Accrual for pension and severance costs, less payments	7,408	10,115	84
(Gain) loss on sale, disposal or impairment of assets, net	5,383	(5,375)	(45)
Gain on sales of securities investments, net	(68,366)	(8,526)	(71)
Deferred income taxes	20,881	15,303	128
Equity in net losses of affiliated companies, net of dividends	8,537	9,971	83
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	5,410	(32,757)	(273)
Increase in inventories	(120,380)	(84,739)	(706)
Increase in film costs	(75,602)	(71,399)	(595)
Increase in notes and accounts payable, trade	60,400	70,057	584
Decrease in accrued income and other taxes	(33,592)	(39,789)	(332)
Increase in future insurance policy benefits and other	57,944	66,027	550
Increase in deferred insurance acquisition costs	(16,353)	(16,229)	(135)
Increase in other current assets	(43,747)	(84,415)	(703)
Decrease in other current liabilities	(24,256)	(30,744)	(256)
Other	35,195	(7,917)	(66)

Net cash provided by (used in) operating activities	22,101	(72,152)	(601)

Cash flows from investing activities:
Payments for purchases of fixed assets	(67,776)	(84,197)	(702)
Proceeds from sales of fixed assets	2,201	13,870	116
Payments for investments and advances by financial service business	(216,857)	(254,879)	(2,124)
Payments for investments and advances (other than financial service business)	(12,742)	(8,545)	(71)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	101,213	194,804	1,623
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	112,990	6,941	58
Increase in time deposits	(2,316)	(1,122)	(9)
Cash assumed upon acquisition by stock exchange offering	—	3,634	30

Net cash used in investing activities	(83,287)	(129,494)	(1,079)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,751	1,234	10
Payments of long-term debt	(9,574)	(3,428)	(28)
Increase (decrease) in short-term borrowings	(57,216)	129,641	1,080
Increase in deposits from customers in the banking business	38,389	35,553	296
Dividends paid	(11,521)	(11,566)	(96)
Other	(5,883)	1,048	9

Net cash provided by (used in) financing activities	(39,054)	152,482	1,271

Effect of exchange rate changes on cash and cash equivalents	(22,583)	(194)	(2)

Net decrease in cash and cash equivalents	(122,823)	(49,358)	(411)
Cash and cash equivalents at beginning of the year	683,800	713,058	5,942

Cash and cash equivalents at end of the first quarter	¥560,977	¥663,700	$5,531

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120 = U.S.$1, the approximate Tokyo foreign exchange market rate as of June 30, 2003.

2.	As of June 30, 2003, Sony had 1,043 consolidated subsidiaries. It has applied the equity accounting method in respect to 82 affiliated companies.

3.	Sony calculates and presents per share data separately for Sony’s Common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with Common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends or change in accumulated losses that are not including those of the targeted subsidiary’s subsidiaries. The earnings allocated to Common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of Common stock are shown in the chart below. The dilutive effect in the weighted-average shares for the three months ended June 30, 2002 and 2003 mainly resulted from convertible bonds.

Weighted-average shares	(Thousands of shares)
	Three months ended June 30
	2002	2003
Net income
— Basic	918,517	921,748
— Diluted	997,579	925,537

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months ended June 30, 2002 and 2003 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for EPS of the subsidiary tracking stock.

4.	Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income (loss) and comprehensive income (loss) for the three months ended June 30, 2002 and 2003 were as follows;

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2002	2003	2003
Net income	¥57,181	¥1,121	$ 9
Other comprehensive income (loss)	(115,242)	41,127	343
Unrealized gains (losses) on securities	5,994	17,018	142
Unrealized gains (losses) on derivative instruments	289	646	5
Minimum pension liabilities adjustments	—	(4,218)	(35)
Foreign currency translation adjustments	(121,525)	27,681	231

Comprehensive income (loss)	¥(58,061)	¥42,248	$ 352

5.	On April 1, 2002, Sony adopted FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

6.	In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

7.	In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

8.	In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003.

9.	In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Sony adopted the disclosure-only requirements in accordance with FAS No. 148 for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No. 148 did not have an impact on Sony’s results of operations and financial position.

10.	In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 become effective for Sony during the second quarter of the year ending March 31, 2004. For VIEs acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of an accounting change.

Sony continues to evaluate the impact of FIN No. 46 on Sony’s results of operations and financial position. However, Sony has identified potential VIEs created prior to February 1, 2003, which may be consolidated upon the adoption of FIN No. 46. If these potential VIEs are consolidated, Sony would record a charge of approximately ¥1,800 million ($15 million) as a cumulative effect of accounting change and an increase in assets and liabilities of approximately ¥100,626 million ($839 million). Sony did not enter into any new arrangements with VIEs on or after February 1, 2003.

11.	Effective with the first quarter ended June 30, 2003, “(Gain) loss on sale, disposal or impairment of assets, net” which was previously included in “Selling, general and administrative” is disclosed separately in “Costs and expenses”. Such amounts for the three months ended June 30, 2002 have been reclassified to conform to the presentation for this year.

12.	Adoption of New Accounting Standards

Accounting	for Asset Retirement Obligations

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Sony adopted FAS No. 143 on April 1, 2003. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony adopted FAS No. 150 during the first quarter of the year ending March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position.

Other	Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2002	2003	Change	2003
Capital expenditures (additions to property, plant and equipment)	¥60,672	¥81,017	33.5%	$675
Depreciation and amortization expenses*	83,318	84,277	1.2	702
(Depreciation expenses for property, plant and equipment	67,051	65,636	-2.1	547)
R&D expenses	97,895	114,164	16.6	951

*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Financial Statements (Unaudited)

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules shows unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

	(Millions of yen, millions of U.S. dollars)
Condensed Statements of Income	Three months ended June 30
Financial Services	2002	2003	Change		2003
				%
Financial service revenue	¥128,710	¥149,647	16.3		$1,247
Financial service expenses	117,882	135,600	15.0		1,130

Operating income	10,828	14,047	29.7		117
Other income (expenses), net	(497)	14	—		0

Income before income taxes	10,331	14,061	36.1		117
Income taxes and other	4,645	7,058	51.9		59

Net income	¥5,686	¥7,003	23.2		$58

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2002	2003	Change		2003
				%
Net sales and operating revenue	¥1,602,111	¥1,462,818	-8.7		$12,190
Costs and expenses	1,560,870	1,459,962	-6.5		12,166

Operating income	41,241	2,856	-93.1		24
Other income (expenses), net	70,071	18,855	-73.1		157

Income before income taxes	111,312	21,711	-80.5		181
Income taxes and other	54,999	27,688	-49.7		231

Net income (loss)	¥56,313	¥(5,977)	—		$(50)

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2002	2003	Change		2003
				%
Financial service revenue	¥121,891	¥142,969	17.3		$1,191
Net sales and operating revenue	1,599,915	1,460,811	-8.7		12,174

	1,721,806	1,603,780	-6.9		13,365
Costs and expenses	1,669,936	1,587,108	-5.0		13,226

Operating income	51,870	16,672	-67.9		139
Other income (expenses), net	64,773	19,099	-70.5		159

Income before income taxes	116,643	35,771	-69.3		298
Income taxes and other	59,462	34,650	-41.7		289

Net income	¥57,181	¥1,121	-98.0		$9

Condensed Balance Sheets	(Millions of yen, millions of U.S. dollars)
Financial Services	June 30 2002	March 31 2003	June 30 2003	June 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥285,322	¥274,543	¥305,833	$2,549
Marketable securities	164,478	236,621	225,103	1,876
Notes and accounts receivable, trade	74,683	68,188	77,545	646
Other	84,598	105,593	136,840	1,140

	609,081	684,945	745,321	6,211
Investments and advances	1,485,470	1,731,415	1,816,554	15,138
Property, plant and equipment	48,054	45,990	44,840	374
Other assets:
Deferred insurance acquisition costs	314,775	327,869	331,738	2,765
Other	123,727	106,900	108,860	906

	438,502	434,769	440,598	3,671

	¥2,581,107	¥2,897,119	¥3,047,313	$25,394

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥50,307	¥72,753	¥68,285	$569
Notes and accounts payable, trade	5,633	5,417	6,383	54
Deposits from customers in the banking business	144,861	248,721	284,669	2,372
Other	78,344	88,986	100,206	835

	279,145	415,877	459,543	3,830
Long-term liabilities:
Long-term debt	135,764	140,908	140,262	1,169
Accrued pension and severance costs	7,905	8,737	9,097	75
Future insurance policy benefits and other	1,738,362	1,914,410	1,980,437	16,504
Other	106,453	104,421	116,161	968

	1,988,484	2,168,476	2,245,957	18,716
Stockholders’ equity	313,478	312,766	341,813	2,848

	¥2,581,107	¥2,897,119	¥3,047,313	$25,394

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	June 30 2002	March 31 2003	June 30 2003	June 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥275,655	¥438,515	¥357,867	$2,982
Marketable securities	4,582	4,898	4,925	41
Notes and accounts receivable, trade	1,091,550	943,073	976,757	8,139
Other	1,342,711	1,117,454	1,288,524	10,738

	2,714,498	2,503,940	2,628,073	21,900
Film costs	292,944	287,778	306,072	2,551
Investments and advances	363,764	383,004	372,682	3,106
Investments in Financial Services, at cost	166,905	166,905	176,905	1,474
Property, plant and equipment	1,300,225	1,232,359	1,260,087	10,501
Other assets	997,616	1,251,810	1,261,742	10,514

	¥5,835,952	¥5,825,796	¥6,005,561	$50,046

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥249,479	¥126,687	¥260,389	$2,170
Notes and accounts payable, trade	809,618	693,589	766,841	6,390
Other	1,145,232	1,245,578	1,182,370	9,853

	2,204,329	2,065,854	2,209,600	18,413
Long-term liabilities:
Long-term debt	805,069	802,911	802,706	6,689
Accrued pension and severance costs	296,081	487,437	498,017	4,150
Other	339,837	310,136	309,526	2,580

	1,440,987	1,600,484	1,610,249	13,419
Minority interest in consolidated subsidiaries	16,039	16,288	13,390	111
Stockholders’ equity	2,174,597	2,143,170	2,172,322	18,103

	¥5,835,952	¥5,825,796	¥6,005,561	$50,046

	(Millions of yen, millions of U.S. dollars)
Consolidated	June 30 2002	March 31 2003	June 30 2003	June 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥560,977	¥713,058	¥663,700	$5,531
Marketable securities	169,060	241,520	230,028	1,917
Notes and accounts receivable, trade	1,162,909	1,007,395	1,051,088	8,759
Other	1,384,007	1,192,241	1,399,843	11,665

	3,276,953	3,154,214	3,344,659	27,872
Film costs	292,944	287,778	306,072	2,551
Investments and advances	1,739,039	1,994,123	2,069,055	17,242
Property, plant and equipment	1,348,280	1,278,350	1,304,928	10,874
Other assets:
Deferred insurance acquisition costs	314,775	327,869	331,738	2,765
Other	1,085,964	1,328,211	1,256,523	10,471

	1,400,739	1,656,080	1,588,261	13,236

	¥8,057,955	¥8,370,545	¥8,612,975	$71,775

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥266,386	¥158,745	¥295,479	$2,463
Notes and accounts payable, trade	813,935	697,385	771,521	6,429
Deposits from customers in the banking business	144,861	248,721	284,669	2,372
Other	1,211,718	1,330,197	1,276,641	10,639

	2,436,900	2,435,048	2,628,310	21,903
Long-term liabilities:
Long-term debt	830,097	807,439	806,606	6,722
Accrued pension and severance costs	303,986	496,174	507,114	4,226
Future insurance policy benefits and other	1,738,362	1,914,410	1,980,437	16,504
Other	413,801	414,557	342,288	2,852

	3,286,246	3,632,580	3,636,445	30,304
Minority interest in consolidated subsidiaries	22,437	22,022	19,082	159
Stockholders’ equity	2,312,372	2,280,895	2,329,138	19,409

	¥8,057,955	¥8,370,545	¥8,612,975	$71,775

	(Millions of yen, millions of U.S. dollars)
Condensed Statements of Cash Flows	Three months ended June 30
Financial Services	2002	2003	2003
Net cash provided by operating activities	¥61,281	¥66,074	$551
Net cash used in investing activities	(125,196)	(76,094)	(634)
Net cash provided by financing activities	22,002	41,310	344

Net increase (decrease) in cash and cash equivalents	(41,913)	31,290	261
Cash and cash equivalents at beginning of the year	327,235	274,543	2,288

Cash and cash equivalents at end of the first quarter	¥285,322	¥305,833	$2,549

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2002	2003	2003
Net cash used in operating activities	¥(39,040)	¥(138,365)	$(1,153)
Net cash provided by (used in) investing activities	51,260	(55,744)	(464)
Net cash provided by (used in) financing activities	(70,547)	113,655	947

Effect of exchange rate changes on cash and cash equivalents	(22,583)	(194)	(2)

Net decrease in cash and cash equivalents	(80,910)	(80,648)	(672)
Cash and cash equivalents at beginning of the year	356,565	438,515	3,654

Cash and cash equivalents at end of the first quarter	¥275,655	¥357,867	$2,982

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2002	2003	2003
Net cash provided by (used in) operating activities	¥22,101	¥(72,152)	$(601)
Net cash used in investing activities	(83,287)	(129,494)	(1,079)
Net cash provided by (used in) financing activities	(39,054)	152,482	1,271

Effect of exchange rate changes on cash and cash equivalents	(22,583)	(194)	(2)

Net decrease in cash and cash equivalents	(122,823)	(49,358)	(411)
Cash and cash equivalents at beginning of the year	683,800	713,058	5,942

Cash and cash equivalents at end of the first quarter	¥560,977	¥663,700	$5,531

SONY

News & Information	6-7-35 Kitashinagawa Shinagawa-ku Tokyo 141-0001 Japan

No.03-030E 2003/07/23 15:00	Subsidiary Tracking Stock Sony Communication Network Corporation Financial Results: First Quarter ended June 30, 2003

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the first quarter ended June 30, 2003 (the period from April 1, 2003 to June 30, 2003).

These results are based on the generally accepted accounting standards of Japan.

•	Operating Loss Due to Increased Broadband Customer Acquisition Costs

Sales were 9,323 million yen. Operating loss of 276 million yen, ordinary loss of 302 million yen, and a net loss of 229 million yen were recorded.

•	So-net Subscribers Total 2.29 million

Although this was an increase of 20,000 over the year earlier period, it was a decrease of 10,000 from the end of the previous fiscal year. While broadband subscribers increased 70.1% to 460,000 from 270,000 at the end of the year earlier period, narrowband subscribers decreased. As a result, the total of 2.29 million So-net subscribers was an increase of only 20,000 over the year earlier period.

•	Update to Fiscal Year 2003 Forecast (refer to p. 9)

Regarding the Forecast of Consolidated Results for the year ending March 31, 2004, the forecast announced on April 23 has been revised. The SCN Group now expects sales of 40,000 million yen, an operating loss of 1,500 million yen, an ordinary loss of 1,700 million yen, and a net loss of 1,200 million yen.

Consolidated Results for the Three-months ended June 30, 2003

			(Millions of Yen)
	Three-months ended June 30
	2002	2003	Change (%)
Sales	¥9,656	¥9,323	(3.4)
Operating income (loss)	191	(276)	—
Ordinary income (loss)	122	(302)	—
Net income (loss)	(80)	(229)	—

1/9

Summary of Consolidated Operations

During the three-months ended June 30, 2003, the Japanese economy was at a near standstill, in an environment of anxiety over deep-rooted deflation.

In this economic situation, in the area of those Internet sectors that are connected with the SCN Group, the number of broadband, dedicated-line users of cable modems, FTTH, and ADSL in particular passed 10 million as of the end of June. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.)

In this business environment, the SCN Group made efforts to acquire subscribers by strengthening its various free-time campaigns, for ADSL and FTTH, as well as by enriching its service line-up from the second half of the previous fiscal year. As a result, the number of broadband subscribers reached 460,000, an increase of 190,000 from the year earlier period, although the increase in total So-net subscribers since the year earlier period was only 20,000, to a total of 2.29 million.

As a result, sales for the SCN Group for the quarter ended June 30, 2003 decreased 3.4% from the year earlier period to 9,323 million yen. Sales were impacted by factors including price reductions from January of this year and the rolling out of free-time campaigns.

Regarding profitability, communication line usage costs decrease compared to the year earlier period resulting from pushing costs down by the SCN group through actions such as optimizing the number of ports for access points. However, although the SCN Group worked to carry out structural improvements such as reducing costs by improving operation efficiency, it was unable to offset factors such as the impact of cost increases related to subscriber acquisition and price reductions, as well as increases in production costs for broadband content. Thus, the SCN Group recorded an operating loss of 276 million yen, compared with an operating income of 191 million yen in the year earlier period. Also, equity losses of 20 million yen were recorded, which resulted in an ordinary loss of 302 million yen, compared with an ordinary income of 122 million yen in the year earlier period. With an increase in deferred tax assets, net loss for the period under review was 229 million yen, compared with a loss of 80 million yen in the year earlier period.

Sales by Category

The three-months ended June 30, 2003

		Three-months ended June 30, 2002 (millions of yen)	Percentage of total (%)	Three-months ended June 30, 2003 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue	Internet provider services	8,117	84.1	7,814	83.8	(3.7)
	Internet- related services	1,150	11.9	1,308	14.0	13.7
Merchandise sales		389	4.0	201	2.2	(48.4)
Total		9,656	100.0	9,323	100.0	(3.4)

2/9

«Operating revenue»

ISP services

In this category, the SCN Group recognizes that as the availability of broadband, dedicated line connections expands, users are making a changeover from narrowband to broadband is being stimulated by increased market penetration.

In order to respond to subscriber needs, the SCN Group lowered usage fees including connection prices for FTTH, from January of this year and reduced connection prices for FTTH, newly releasedthe “So-net ADSL 1M” course with moderate fees, as a strong action to acquire new subscribers. Based on these steps, the number of broadband subscribers increased, although the total number of So-net subscribers saw an actual decline.

As a result, sales of ISP services for the quarter ended June 30, 2003 were 7,814 million yen, a decrease of 3.7% compared with the year earlier period. Such sales accounted for 83.8% of total sales.

Internet-related services

In this category, the SCN Group strived to offer contents aimed at the spread of dedicated-line broadband, including the production of video programming such as the So-net Channel and So-net TV, as well as sales of expansion packages for the online game EverQuest.

Furthermore, sales of consolidated subsidiaries that are included in this category smoothly increased. As a result, sales in this category for the quarter ended June 30, 2003 were 1,308 million yen, an increase of 13.7% compared with the year earlier period. Sales in this category accounted for 14.0% of total sales.

«Merchandise sales»

In this category, although there were contributions from sales of “PostPet V.3” e-mail pet software and broadband AV routers, sales were impacted by decreased sales of PlayStation 2 broadband units. As a result, sales in this category for the quarter ended June 30, 2003 were 201 million yen, a decrease of 48.4% compared with the year earlier period. Such sales accounted for 2.2% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following fourconsolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., Skygate, Co., Ltd., and Drivegate Inc., and two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd. Regarding Drivegate Inc., the SCN Group has completed the wrapping up or transfer to other companies of a majority of its business.

Overall, during the quarter under review, equity losses of 20 million yen were recorded compared with 88 million yen in the year earlier period. Among these companies, DeNA Co., Ltd. progressed well, including increasing the number of goods it offers for auction.

3/9

Cash Flow

Cash and cash equivalents decreased 1,256 million yen from the end of the previous period, to 2,128 million yen at June 30, 2003, which was a decrease of 1,995 million yen compared with the end of the year earlier period. During the quarter under review, the SCN Group used 403 million yen of cash in operating activities, used 553 million yen of cash in investing activities, and used 300 million yen of cash in financing activities.

<Cash flow from operating activities>

During the quarter ended June 30, 2003, regarding cash flows from operating activities, the SCN Group used 403 million yen, while during the quarter ended June 30, 2002, the SCN Group generated 65 million yen. This was mainly due to the recording of net loss before income taxes of 303 million yen during the period under review, compared with net income before income taxes of 122 million yen in the year earlier period. Also, included in the net loss before income taxes during the period under review was depreciation of 191 million yen and amortization for goodwill of 78 million yen.

<Cash flow from investing activities>

During the quarter ended June 30, 2003, regarding cash flows from investing activities, the SCN Group used 553 million yen, while during the quarter ended June 30, 2002, the SCN Group used 143 million yen. Factors influencing cash flows from investing activities during the quarter under review included outlays of 204 million yen for acquisition of intangible assets such as connection services and e-commerce related systems as well as homepage development, compared with outlays of 151 million yen in the year earlier period; outlays of 144 million yen for loans to affiliated companies, compared with 73 million yen in the year earlier period; and payments for long term prepaid expenses of 193 million yen.

<Cash flow from financing activities>

During the quarter ended June 30, 2003, regarding cash flows from financing activities, the SCN Group used 300 million yen, while during the quarter ended June 30, 2002, the SCN Group used 440 million yen. During the quarter under review, this reflected the repayment of long-term debt to Sony Corp.

For inquiries, please contact:
Sony Corp., IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141	Tel: (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, PR/IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140	Tel: (03) 3446-7210
www.so-net.ne.jp/corporation/IR/

4/9

Condensed Consolidated Statements of Income (Unaudited)

For the three-months ended June 30, 2003

					(millions of yen)
	Three-months ended June 30
	2002		2003		Change
Sales		9,656		9,323	(3.4%)
Cost of sales		5,698		5,772

Gross profit		3,958		3,551
Selling, general and administrative expenses		3,767		3,827

Operating income (loss)		191		(276)	—%
Non-operating income		30		36
Non-operating expenses
Equity in net loss of affiliated companies	88		20
Other	10	99	42	62

Ordinary income (loss)		122		(302)	—%
Extraordinary loss
Loss on issuance of stock by equity investee		—		1

Net income (loss) before income taxes		122		(303)	—%
Income tax current	4		(18)
Income tax deferred	220	224	(63)	(81)

Minority interest profit		—		6

Minority interest loss		22		—

Net income (loss)		(80)		(229)	—%

5/9

Condensed Consolidated Balance Sheets

			(Millions of yen)
	June 30 2002	March 31 2003	June 30 2003
ASSETS
Current assets	8,965	8,594	7,343
Cash and bank deposit	415	517	509
Notes and account receivable, trade	4,144	3,803	3,671
Inventories	77	278	206
Deposits in parent company	3,708	—	—
Deposits in Sony group company	—	2,867	1,619
Other	652	1,176	1,374
Allowance for bad debt	(30)	(47)	(36)
Noncurrent assets	4,773	5,458	5,628
Property, plant and equipment	423	349	332
Intangible assets	2,789	2,465	2,454
Software	1,079	1,141	1,202
Goodwill	1,337	1,104	1,026
Other	373	220	225
Investment and other assets	1,561	2,644	2,843
Investment in affiliates and others	786	1,618	1,637
Other	774	1,025	1,205

Total assets	13,738	14,051	12,972

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	5,411	5,880	5,012
Account payable, trade	2,114	2,428	2,287
Current portion of long-term borrowing from parent company	1,200	800	500
Accrued expense	1,727	1,889	1,772
Other	369	763	453
Long-term liabilities	574	94	103
Long-term borrowing from parent company	500	—	—
Other	74	94	103
Total liabilities	5,985	5,974	5,116

Minority interest	(236)	33	40

Common stock	5,246	5,246	5,246
Additional paid-in capital	4,765	4,765	4,765
Retained earnings (accumulated losses)	(2,025)	(1,961)	(2,190)
Unrealized exchange gains (losses) of investment securities	3	(6)	(5)

Total stockholders’ equity	7,989	8,044	7,816

Total liabilities and stockholders’ equity	13,738	14,051	12,972

6/9

Consolidated Statements of Cash Flow (Unaudited)

		(Millions of yen)
	Three-months ended June 30
	2002	2003

I. Cash flows from operating activities
Net income (loss) before income taxes	122	(303)
Depreciation and amortization	202	191
Amortization for goodwill	78	78
Equity in net losses of affiliated companies	88	20
Loss on issuance of stock by equity investee	—	1
Decrease in accrued bonuses	(184)	(165)
Increase in accrued severance costs for employees	6	5
Increase in accrued severance indemnities for directors	1	4
Increase (decrease) in allowance for bad debt	2	(11)
Interest and dividend income	(1)	(1)
Interest expenses	2	1
Loss on disposal of tangible fixed assets	6	8
(Increase) decrease in account receivable, trade	(157)	131
(Increase) decrease in inventories	(13)	72
Increase in other current assets	(135)	(25)
Increase (decrease) in accounts payable, trade	146	(140)
Increase (decrease) in accrued expenses	14	(117)
Increase (decrease) in other current liabilities	16	(23)

Sub Total	194	(276)

Receipt of interest	1	1
Payments for interest	(2)	(1)
Payments for income taxes	(128)	(127)

Net cash provided by (used in) operating activities	65	(403)

II. Cash flows from investing activities
Payment for acquisition of fixed assets	(17)	(14)
Proceeds from sales of fixed assets	6	—
Payment for acquisition of intangible assets	(151)	(204)
Proceeds from sales of intangible assets	20	—
Proceeds from deposits	42	1
Payments for long-term prepaid expenses	—	(193)
Net cash increase resulting from acquiring subsidiary	30	—
Payments for loan	(73)	(144)

Net cash used in investing activities	(143)	(553)

7/9

		(Millions of yen)
	Three-months ended June 30
	2002	2003
III. Cash flows from financing activities
Decrease in short-term borrowing	(140)	—
Payments of long term debt	(300)	(300)

Net cash used in financing activities	(440)	(300)

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Decrease in cash and cash equivalents	(518)	(1,256)
VI. Cash and cash equivalents at beginning of year	4,641	3,384

VII. Cash and cash equivalents at end of the period	4,123	2,128

(Notes)

1.	As of June 30, 2003, there were 4 consolidated subsidiaries, and 2 affiliated companies accounted for by the equity method.
2.	Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.
3.	SCN and part of consolidated subsidiaries are included in the consolidated tax return system of Sony Corporation.
4.	Cash and cash equivalents include cash and bank deposit and deposits in parent company or Sony group company.

(For reference)

			(Millions of yen)
	Three-months ended June 30, 2002	Three-months ended June 30, 2003	Change (%)
Increase in fixed assets	6	11	69.9
Increase in intangible assets	187	214	14.1
Depreciation of fixed assets	32	25	(22.6)
Amortization of intangible assets	160	142	(11.1)
R&D expenses	—	—	—

8/9

Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2004, the SCN Group announces the following changes to the forecast announced April 23, 2003.

The reasons for the changes are as follows.

1.	Regarding sales, the number of customer acquisitions in the quarter ended June 30, 2003 was below that forecast originally.
2.	Regarding profitability, it is expected that there will be cost improvements.

(Forecast as of July 23, 2003)

		(millions of yen)
Consolidated Results		Change from previous forecast
Sales	40,000	(7.0) %
Operating income (loss)	(1,500)	+11.8%
Ordinary income (loss)	(1,700)	+10.5%
Net income (loss)	(1,200)	+7.7%

(Forecast as of April 23, 2003)

		(millions of yen)
Consolidated Results		Change from previous year
Sales	43,000	+10.8%
Operating income (loss)	(1,700)	—
Ordinary income (loss)	(1,900)	—
Net income (loss)	(1,300)	—

(For reference)

(Year ended March 31, 2003)

Consolidated Results		Change from previous year
Sales	38,795	+17.0%
Operating income (loss)	472	—
Ordinary income (loss)	96	—
Net income (loss)	(16)	—

Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

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